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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 7, 1998

                       Micro Focus Public Limited Company
                 (Translation of Registrant's Name into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

      Form 20-F ___X__                                Form 40-F ______

     (Indicate  by  check  mark  whether  the   Registrant  by  furnishing   the
information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___X__                                      No _____

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-795.)



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Editorial Contacts:

Rick Van Hoesen                                          Ken Sexton
Chief Financial Officer                                  Chief Financial Officer
Micro Focus                                              INTERSOLV
650 938-3700                                             301 838-5210

                Micro Focus and INTERSOLV Announce Expiration of
                          U.S. Antitrust Waiting Period

      Not for release or distribution in or into Canada, Australia or Japan

MOUNTAIN VIEW, CA and ROCKVILLE, MD, August 6, 1998 - Micro Focus Group plc (London Stock Exchange: MICF; NASDAQ: MIFGY) and INTERSOLV, Inc. (NASDAQ: ISLI) announced today that the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired with respect to the proposed acquisition of INTERSOLV by Micro Focus.

        The proposed acquisition, announced by the companies on June 17, 1998, remains subject to the satisfaction of certain conditions, including the approval of the stockholders of INTERSOLV, and the approval of the shareholders of Micro Focus by at least 75 percent of the votes cast in person and by proxy.

        INTERSOLV and Micro Focus expect to announce financial results for their fiscal quarters ended July 31 on or about August 18 and 19, respectively. Shortly thereafter, the companies expect to mail proxy materials regarding the acquisition to their respective shareholders.

About Micro Focus

        Micro  Focus provides  solutions for developing and managing  enterprise applications. The company's solutions focus on leveraging the value of the mainframe application base and skills set into newer distributed computing technologies such as the Internet. The company's products and services shorten time-to-solution through an analysis and understanding of mainframe applications. Micro Focus solutions include mainframe application development and maintenance solutions, Year 2000 and Euro compliance solutions and distributed computing solutions for UNIX, Microsoft Windows NT(R) and the World Wide Web.

                                     (More)


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About INTERSOLV
         INTERSOLV delivers solutions for the entire application enablement process, empowering organizations to accelerate the delivery of information systems across client/server, Internet or intranet environments. Customers worldwide recognize the value of INTERSOLV's automated software quality, data connectivity and enterprise application renewal solutions to help gain a competitive advantage. INTERSOLV focuses on assisting organizations to achieve the agility and flexibility to respond quickly to rapid business and technological change.
                                      -----

This press release contains forward-looking statements concerning future matters, including the features and functions of, and markets for, products and services offered by Micro Focus and INTERSOLV as well as Micro Focus' and INTERSOLV's business plans and strategies, including those related to the acquisition. These forward-looking statements are subject to risks and uncertainties, including the risk factors discussed in Micro Focus' Form 20-F for the year ended January 31, 1998 and in INTERSOLV's Form 10-K for the year ended April 30, 1998, each of which has been filed with the U.S. Securities and Exchange Commission. Actual results might differ materially from the results discussed in the forward-looking statements.

Micro Focus is a registered trademark of Micro Focus; INTERSOLV is a registered trademark of INTERSOLV. All other trademarks are the property of their respective owners.

                                       XXX

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  August 7, 1998            By:   /s/ Richard Van Hoesen
                                        ---------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary